Exhibit 99.63

Akumin Inc. (the “Company”) FORM OF PROXY (“PROXY”) Annual General and Special Meeting

May 14, 2020 at 10:00 a.m. EST
Stikeman Elliott LLP, 5300 Commerce Court West 199 Bay St
Toronto, Ontario, M5L 1B9, Canada
(the “Meeting”)

RECORD DATE:	April 7, 2020
CONTROL NUMBER:
SEQUENCE#:
FILING DEADLINE FOR PROXY:	May 12, 2020 at 10:00 a.m. EST

VOTING METHOD
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	416-595-9593
MAIL or HAND DELIVERY	TSX Trust Company
301 - 100 Adelaide Street West
Toronto, Ontario, M5H 4H1

The undersigned hereby appoints Riadh Zine, whom failing Mohammad Saleem (the “Management Nominees”), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below.

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Election of Directors		FOR	WITHHOLD
a)	Thomas (Tom) Davies	☐	☐
b)	Stan Dunford	☐	☐
c)	Murray Lee	☐	☐
d)	James Webb	☐	☐
e)	Riadh Zine	☐	☐
2. Appointment of Auditor		FOR	WITHHOLD
Appointment of Ernst & Young LLP as Auditor of the Company for the ensuing year and authorizing the Directors to fix their remuneration.
3. Approval of Unallocated Options under the Option Plan		FOR	AGAINST
RESOLVED that (1) all unallocated options under the Option Plan of the Company, as amended from time to time, are hereby approved and authorized and the Company is authorized to continue granting options under the Option Plan until May 14, 2023, which is the date that is three years from the date upon which shareholder approval is being sought; and (2) any director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution, including the filing of all necessary documents with regulatory		☐	☐

4. Approval of Unallocated RSUs under the	FOR	AGAINST
Restricted Stock Unit Plan
RESOLVED that (1) all unallocated RSUs under the RSU Plan of the Company, as amended from time to time, are hereby approved and authorized and the Company is authorized to continue awarding RSUs under the RSU Plan until May 14, 2023, which is the date that is three years from the date upon which shareholder approval is being sought; and (2) any director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution, including the filing of all necessary documents with regulatory authorities including the Toronto Stock Exchange.	☐	☐
5. Approval of Share Consolidation	FOR	AGAINST
To consider and if deemed appropriate to pass a special resolution authorizing the board of directors of the Company in its discretion to effect, at any time before May 15, 2021, a consolidation of the issued and outstanding common shares in the capital of the Company on a basis of up to three (3) pre-consolidation shares for every one (1) post-consolidation share as more particularly set out in the accompanying information circular.	☐	☐

This proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED

PLEASE PRINT NAME	Signature of registered owner(s)	Date (MM/DD/YYYY)

Proxy Voting – Guidelines and Conditions

1.	THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY.

2.	THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.

3.

If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

4.

This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof.

5.

Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting in the space labeled “Please print appointee name”, the name of the person to be appointed, who need not be a security holder of the Company.

6.	To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the security holders of the Company.

7.

To be valid, this proxy must be filed using one of the Voting Methods and must be received by TSX Trust Company before the Filing Deadline for Proxies, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

8.

If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory’s power to sign the proxy.

9.	Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol.

Investor inSite

TSX Trust Company offers at no cost to security holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable security holder forms and Frequently Asked Questions.

To register, please visit

www.tsxtrust.com/investorinsite

Click on, “Register Online Now” and complete the registration form. Call us toll free at 1-866-600-5869 with any questions.

Request for Financial Statements

In accordance with securities regulations, security holders may elect to receive Annual Financial Statements, Interim Financial Statements and MD&As.

Instead of receiving the financial statements by mail, you may choose to view these documents on SEDAR at www.sedar.com.

I am currently a security holder of the Company and as such request the following:

☐  Annual Financial Statements with MD&A

☐  Interim Financial Statements with MD&A

If you are casting your vote online and wish to receive financial statements, please complete the online request for financial statements following your voting instructions.

If the cut-off time has passed, please fax this side to 416-595-9593

☐Check this box if you wish to receive the selected financial statements electronically and print your email address below

E-mail (optional)
By providing my email address, I hereby acknowledge and consent to all provisions outlined in the following: https://www.tsxtrust.com/consent-to-electronic-delivery?lang=en Akumin Inc. 2020

www.tsxtrust.com

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